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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                       TRAVEL SERVICES INTERNATIONAL, INC.
   ---------------------------------------------------------------------------
                                (Name of issuer)

                                  Common Stock
   ---------------------------------------------------------------------------
                         (Title of class of securities)

                                    894169101
           ----------------------------------------------------------
                                 (CUSIP number)

                              Allan H. Cohen, Esq.
                       Parker Chapin Flattau & Klimpl, LLP
                           1211 Avenue of the Americas
                            New York, New York 10036
                                 (212) 704-6000
   ---------------------------------------------------------------------------
           (Name, address and telephone number of person authorized to receive notices and communications)

                                November 19, 1997
                  ---------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               (Page 1 of 6 Pages)

                                                                SEC 1746 (12-91)

                                  SCHEDULE 13D

-------------------                                            -----------------
CUSIP No. 894169194                                            Page 2 of 6 Pages
-------------------                                            -----------------

--------------------------------------------------------------------------------
        1       NAME OF REPORTING  PERSON S.S. OR I.R.S.  IDENTIFICATION
                NO. OF ABOVE PERSON

                ANTHONY J. PERSICO
--------------------------------------------------------------------------------
        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)[_]
                                                                          (b)[_]


--------------------------------------------------------------------------------
        3       SEC USE ONLY



--------------------------------------------------------------------------------
        4       SOURCE OF FUNDS*

                OO

--------------------------------------------------------------------------------
        5       CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS  REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                             [_]


------------------------------------------------------------------------------
        6       CITIZENSHIP OR PLACE OF ORGANIZATION

                United States

--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        567,222

                              --------------------------------------------------
        NUMBER OF               8       SHARED VOTING POWER
          SHARES
       BENEFICIALLY                     0
         OWNED BY
           EACH               --------------------------------------------------
        REPORTING               9       SOLE DISPOSITIVE POWER
          PERSON
           WITH                         567,222

                              --------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        0

--------------------------------------------------------------------------------
        11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                567,222

--------------------------------------------------------------------------------
        12      CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES  CERTAIN
                SHARES*                                                    [_]


--------------------------------------------------------------------------------
        13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                5.6%

--------------------------------------------------------------------------------
        14      TYPE OF REPORTING PERSON*

                IN

--------------------------------------------------------------------------------

-------------------                                            -----------------
CUSIP No. 894169101                                            Page 3 of 6 Pages
-------------------                                            -----------------


ITEM 1.     SECURITY AND ISSUER.

        The class of equity securities to which this statement relates consists of the common stock, par value $.01 per share (the "Common Stock"), of Travel Services International, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 220 Congress Park Drive, Delray Beach, Florida 33445.

ITEM 2.     IDENTITY AND BACKGROUND.

        (a) The name of the individual filing this statement is Anthony J. Persico.

        (b) The address of Mr. Persico's residence is 5120 N.E. 31st Ave., Lighthouse Point, Florida 33064.

        (c)     Mr.  Persico's  principal   occupation  is  Chairman  and  Chief
Executive   Officer  of  each  of   Cruiseone,   Inc.,  a  Florida   corporation
("Cruiseone"), and Cruiseworld, Inc., a New York corporation ("Cruiseworld").

        (d) Mr. Persico has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) Mr. Persico has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)     Mr. Persico is a citizen of the United States.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The 567,222 shares of Common Stock were acquired by Mr. Persico as follows: (a) 262,794 shares were acquired in consideration for his 400 shares of common stock of Cruiseone pursuant to the stock purchase agreement dated October 28, 1997 among the Company, Cruiseone, Mr. Persico and Charlotte A. Luna; and
(b) 304,428 shares were acquired in consideration for his 51.25 shares of common stock of Cruiseworld pursuant to the stock purchase agreement dated October 28, 1997 among the Company, Cruiseworld, Mr. Persico and other shareholders of Cruiseworld.

-------------------                                            -----------------
CUSIP No. 894169101                                            Page 4 of 6 Pages
-------------------                                            -----------------


ITEM 4.     PURPOSE OF TRANSACTION.

        The purpose of the acquisition is to hold the shares of Common Stock as an investment. Mr. Persico does not have any present plans or proposals which relate to or would result in: (a) the acquisition or disposition by any person of additional securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change, in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company's business or corporate structure, (g) any change in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (h) a class of securities of the Company to be delisted from a national securities exchange or cease being authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 or (j) any action similar to any of those enumerated above.


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

        (a) The number of shares of Common Stock beneficially owned by Mr. Persico is 567,222, comprising 5.6% of the outstanding shares of Common Stock.

        (b) The number of shares of Common Stock as to which Mr. Persico has sole voting and dispositive power is 567,222.

        (c) On November 19, 1997, Mr. Persico was issued an aggregate of 567,222 shares of Common Stock upon the closing of the transactions described in
Item 3 above. This is the only transaction effected by Mr. Persico within the past sixty (60) days.

        (d) Mr. Persico currently has sole voting power and the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, 567,222 shares of Common Stock.

        (e)     Not applicable.

-------------------                                            -----------------
CUSIP No. 894169101                                            Page 5 of 6 Pages
-------------------                                            -----------------


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Each of the purchase agreements entered into between Mr. Persico and the Company provides for restrictions on Mr. Persico's ability to dispose of his shares of Common Stock in order for the transactions to be accounted for as poolings of interests. In addition, Mr. Persico entered into "affiliate letters" for the benefit of the Company containing similar restrictions. The Company and Mr. Persico are also parties to registration rights agreements that provide for the registration of Mr. Persico's shares of Common Stock as of the date that the above restrictions on disposition terminate.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

        (a) Stock Purchase Agreement dated October 28, 1997, among the Company, Cruiseone, Mr. Persico and Charlotte A. Luna, as amended.

        (b) Affiliate letter dated November 19, 1997, from Mr. Persico to the Company.

        (c) Stock Purchase Agreement dated October 28, 1997, among the Company, Cruiseworld, Mr. Persico and other shareholders of Cruiseworld, as amended.

        (d) Affiliate letter dated November 19, 1997, from Mr. Persico to the Company.

-------------------                                            -----------------
CUSIP No. 894169101                                            Page 6 of 6 Pages
-------------------                                            -----------------

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 1, 1997                                /s/ Anthony J. Persico
                                                       -------------------------
                                                         Anthony J. Persico